UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Business and Risk Factor Updates

In connection with new investment initiatives, SEALSQ Corp (the “Company”) is filing certain information for the purpose of supplementing the description of the Company’s business and risk factors contained in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). Copies of the additional disclosures are attached as Exhibits 99.1 and 99.2 to this report and incorporated herein by reference.

WeCan Group Board Appointment

On July 22, 2025, our CEO, Carlos Moreira, was appointed to the board of directors of WeCan Group SA, a Swiss blockchain and data compliance company. SEALSQ Corp has a 28.30% equity stake in WeCan Group SA.

This Form 6-K and supporting exhibits contain forward-looking statements about the Company and its industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding the Company’s strategy, current and future financial condition, future operations, research and development, the timing and likelihood of regulatory filings and approvals for the Company’s products, and the potential benefits of collaborations, projected costs, prospects, plans, objectives of management, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in the Company’s filings with the SEC, including the section titled “Supplemental Risk Factors” in Exhibit 99.2 attached to this report. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for the Company’s management to predict all risk factors nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this report, the Company cannot guarantee that the future results, levels of activity, performance, events or circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” in our F-3 (File No. 333-286098) and Exhibit 99.2 attached to this report for a discussion of important factors that may cause the Company’s actual results to differ materially from those expressed or implied by the Company’s forward-looking statements. Furthermore, if the Company’s forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibit No.	Description

99.1	Supplemental Business Description

99.2	Supplemental Risk Factors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer